

INVEST IN **NEUROSITY**

# Mental health minus the medicine

LEAD INVESTOR



**Furqan Rydhan**

Our mission is to support technology businesses that have the potential to make a huge dent in the world. And Neurosity is definitely one of those. It's incredible to see what AJ and Alex have created—a way to help anyone shift into focus within minutes by understanding their brainwaves. This idea of focus is something that humanity has historically relied on medications to solve. An unfortunate reality. But using technology, they have completely flipped the paradigm from a vicious cycle, into an amazing positive feedback loop. I was an early user of the Crown, and after meeting AJ and Alex I quickly realized that they have the grit and passion it takes to build something great. I've seen a lot of early stage hardware companies, but what they have built is both intuitive to use and beautiful in design. Most importantly, it solves a real and fundamental problem many people face today.

**Invested $25,000 this round & $300,000 previously**

neurosity.co San Francisco CA

# Highlights

1. $1M+ trailing 12 months revenue; $276K exit ARR, as of July 2023
2. World class, award winning-team featuring ex-Boeing and ex-Netflix engineers
3. Users across 56 countries
4. Dubbed by Forbes as the ‘personal brain computer’
5. Features in Bloomberg, Business Insider, GadgetFlow, Cheddar, Yahoo Finance!
6. Positioned to disrupt the $383B global mental health market
7. Backed by Boost VC, Founders, Inc., Hatcher +, Joyance Partners, and Myelin VC

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# Our Team



**Aj Keller** Co-Founder & CEO

Expert robotics, fullstack and hardware engineer. 2x founder, funded by top VCs including Boost VC and Founders Inc. Former Boeing Engineer, automated 737 airplane assembly using KUKA robotics. Computer Engineering BS.



**Alex Castillo** Co-Founder & CTO

Neurotech pro + product maestro. 2x founder. Former Senior Engineer at Netflix, helped scale device certification program to 1000+ devices. Led UI team for GrubHub's top-earning product. TEDx speaker. Communication Design BFA.



**Emily Kilroy** Computational Neuroscientist

20+ years specializing in EEG, MRI, fMRI, & PET. 14+ years leading research teams. 10+ years managing multi million-dollar grants. Behavioral Neuroscience BS. Yale Developmental Pathology + Neuroscience MS. USC Occupational Science PhD.



**Kyle E. Mathewson** Senior Software Engineer

2x founder. Society for Psychophysiological Research award-winning Professor. Research Director. 20+ years in psychology & neuroscience, 10+ years in wearable EEG. 40+ published peer reviewed papers cited 5K+ times. Neuroscience PhD.



**Apoorva Mahajan** Senior Electrical Engineer

Award-winning medical device engineer + equitable neurotech advocate. Former Qualcomm + Samsung Hardware Engineer. Harvard Project delegate. HBR Ascend Select Member. Electronics + Comms BS, Carnegie Mellon Electrical + Computer Engineering MS.



**Minjee Kim** International Project Manager

Licensed and certified global project manager. Led a multimillion-dollar clinical research project with Mayo Clinic & USC. Localization lead for Medtronic in 35 markets. Managed $1.5M vendor budget at Samsung. BA in Art & Design.

# Introduction

Neurosity is on a mission to give people control of their mental states.

Neurosity is on a mission to give people control of their mental states.

## The mental health crisis is here

Stress, anxiety, and mental health disorder rates have exploded - and it’s getting worse

950M+ people struggle with mental illness globally (World Health Organization) and nationwide, 50M+ Americans struggle with mental illness (Mental Health America).

Go-to solutions such as medication have long-term negative health consequences and therapy is cost-prohibitive.

## Neurosity makes optimal brain health possible, in minutes

An immediate, non-invasive, available-anytime, science-backed device for mental health. Together the Neurosity Crown and app shifts the brain into a stable state - making happiness, concentration, peace, and deep work reachable in minutes.

## By measuring brain waves, Neurosity gives users control over their mental state

The Crown is brain-powered mental health. An EEG device, the Crown uses signal processing to translate brain waves into an interpretable mental state.

With an up-to-date neural signature, the Crown predicts which stimulus, or music, is needed to induce an optimal mental state.

The Shift app receives the data from the Crown and delivers feedback to the brain via the headphones, creating the optimal mental state.

## A patented, science-backed, and non-invasive brain wave system

With 23 citations in scholarly scientific publications, Neurosity makes shifts, or a significant increase of targeted brainwaves, possible. 83% of people shift within 2 minutes, and 92% of people who shift report feeling focused.

## Neurosity has invented a whole new category of wearable EEG devices

The proof is in our traction:

- $1M+ trailing 12 months revenue
- $276K exit ARR, as of July 2023
- The Crown is being used in 56 countries

## The $1.5T global wellness market is exploding!

The $1.5T global wellness market experiencing annual growth of 5-10% fueled by increasing "consumer interest and purchasing power." (McKinsey)

And the $383B serviceable addressable global mental health market is projected to reach $538B by 2023.

Finally, the global mental health apps market, or our serviceable obtainable market, sits at $5.2B and is growing at a compound annual growth rate of 15.9%!

## Dubbed the "Personal Brain Computer" by Forbes

Neurosity has been featured in articles published by Bloomberg, Cheddar, Business Insider, Forbes, Yahoo Finance, TNW, Medgadget, and GadgetFlow.

# Built by a world-class, award-winning team of engineers & neuroscientists

Featuring ex-Boeing and ex-Netflix engineers, Neurosity's award-winning team includes neuroscientists educated at Yale and USC.

# Monthly subscriptions are accelerating Neurosity's growth

Subscriptions have grown significantly in the last year and we're just getting started

- Monthly active members: 219 (+16.4% MoM)
- Membership price: $99/month
- QoQ MRR Growth: 296%

# Our vision is to become the most-loved neurotech brand in 5 years

Get involved in the booming neurotechnology market.

Just within the past couple of years:

- $4.1B Fitbit (wearable health device) IPO
- €380M Onward (neurostimulation platform) IPO
- $64M acquisition of Bioness (a non-invasive medical device)

- $64M acquisition of Bioness (a non-invasive medical device)
- $1B acquisitions of CTRL-Labs (neural interface company) by Meta

# Invest in a fast-growing market alongside our institutional venture funds

Join our institutional investors of Boost VC, Founders, Inc., Hatcher +, Joyance Partners, and Myelin VC.

# Let's fix mental health. Invest today.